1.	RISK FACTORS; page 7; Form 10K 2010; ITEM 1A

As Filed;

Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. All of our forward-looking information is, therefore, subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors discussed below.

Future downturns in the oil and gas industry, or in the oilfield services business, may have a material adverse effect on our financial condition or results of operations.
The oil and gas industry is highly cyclical and demand for the majority of our oilfield products and services is substantially dependent on the level of expenditures by the oil and gas industry for the exploration, development and production of crude oil and natural gas reserves, which are sensitive to oil and natural gas prices and generally dependent on the industry's view of future oil and gas prices. There are numerous factors affecting the supply of and demand for our products and services, which include, but are not limited to:

•	general and economic business conditions;

•	market prices of oil and gas and expectations about future prices;

•	cost of producing oil and natural gas;

•	the level of drilling and production activity;

•	mergers, consolidations and downsizing among our clients;

•	coordination by OPEC;

•	the impact of commodity prices on the expenditure levels of our clients;

•	financial condition of our client base and their ability to fund capital expenditures;

•	the physical effects of climatic change, including adverse weather or geologic/geophysical conditions;

•	the adoption of legal requirements or taxation relating to climate change that lower the demand for petroleum- based fuels;

•	civil unrest or political uncertainty in oil producing or consuming countries;

•	level of consumption of oil, gas and petrochemicals by consumers;

•	changes in existing laws, regulations, or other governmental actions;

•	the business opportunities (or lack thereof) that may be presented to and pursued by us; and

•	availability of services and materials for our clients to grow their capital expenditures.

Updated Proposed Disclosure for Subsequent Filings: [updated language bracketed]
Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. All of our forward-looking information is, therefore, subject to risks and uncertainties that could cause actual results to differ materially from the results expected. All known, material risks and uncertainties are discussed below.

Future downturns in the oil and gas industry, or in the oilfield services business, may have a material adverse effect on our financial condition or results of operations.
The oil and gas industry is highly cyclical and demand for the majority of our oilfield products and services is substantially dependent on the level of expenditures by the oil and gas industry for the exploration, development and production of crude oil and natural gas reserves, which are sensitive to oil and natural gas prices and generally dependent on the industry's view of future oil and gas prices. [There are numerous factors affecting the supply of and demand for our products and services, which are summarized as:]

•	general and economic business conditions;

•	market prices of oil and gas and expectations about future prices;

•	cost of producing oil and natural gas;

•	the level of drilling and production activity;

•	mergers, consolidations and downsizing among our clients;

•	coordination by OPEC;

•	the impact of commodity prices on the expenditure levels of our clients;

•	financial condition of our client base and their ability to fund capital expenditures;

•	the physical effects of climatic change, including adverse weather or geologic/geophysical conditions;

•	the adoption of legal requirements or taxation relating to climate change that lower the demand for petroleum- based fuels;

•	civil unrest or political uncertainty in oil producing or consuming countries;

•	level of consumption of oil, gas and petrochemicals by consumers;

•	changes in existing laws, regulations, or other governmental actions;

•	the business opportunities (or lack thereof) that may be presented to and pursued by us; and

•	availability of services and materials for our clients to grow their capital expenditures.